July 11, 2024

VIA E-MAIL

Andrew Schardt
Hamilton Lane Advisors, L.L.C.
110 Washington Street, Suite 1300
Conshohocken, PA19428

Re:    Hamilton Lane Private Infrastructure Fund
       File Nos. 333-280011, 811-23972

Dear Mr. Schardt:

        On June 6, 2024, you filed an initial registration statement on Form N-2 on behalf of
Hamilton Lane Private Infrastructure Fund (the    Fund   ). Our comments are
set forth below.
Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1.      We note that portions of the filing, including the Fund   s financial
statements, are
incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to (1) the multi-class structure of the Fund, (2) the distribution fees, and (3) transactions with certain affiliates. To the extent you have not received multi-class exemptive relief, revise the document to remove all references to the classes that the
Fund cannot offer yet.

3. Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.
Inside Cover Page (page i)

4. Please disclose a reasonable definition of what constitutes an infrastructure asset.

5.     Clarify what    social,       environment,    and    other
infrastructure sectors are.
 Andrew Schardt
July 11, 2024
Page 2


6. In footnote (1) to the Sales Load table, briefly clarify when the stated minimum investment can be reduced and for which investors.

Prospectus Summary

Investment Strategies (page 1)

7.      The disclosure indicates that the Fund intends to invest in    private
funds.    Please
supplementally advise as to the nature of these private funds, including any exemptions from
registration upon which they rely, and the percent allocation of the Fund   s
portfolio expected for
such private funds. We may have additional comments.

8. Advise supplementally whether the referenced co-investments will be with affiliated entities. To the extent they will be with affiliated entities, explain how such investments will be achieved in accordance with with Section 17, including any exemptive relief obtained or sought.

Investment Management Fee (page 3)

9.      The disclosure states that the Investment Management Fee is calculated and paid
quarterly at    a rate equal to 1.40%    based on the Fund   s net asset value.
Clarify whether the
1.40% is an annual rate or based on some other term.

Prospectus

Use of Proceeds (page 12)

10. Disclose how long it is expected to take to fully invest net proceeds in accordance with
the Fund   s investment objectives and policies. See Item 7.2 of Form N-2.

Investment Strategies (page 13)

11.     The disclosure states that the Fund seeks a portfolio    with (i) a
risk/return profile focused
on core-plus and value-add opportunities, plus other opportunistic investments; and (iii) portfolio
benefits such as J-curve mitigation.    Explain in an appropriate location in
the prospectus, what
these terms mean and cross-reference as appropriate.

Infrastructure Market Opportunity Overview (page 15)

12.     The disclosure states    Hamilton Lane has found that in addition to
the middle market
having a larger opportunity set by number, there are more varied value creation initiatives that can be pursued in smaller and middle-market opportunities and less reliance on macroeconomic
factors.    Please rewrite in plain English, avoiding unnecessary jargon.
 Andrew Schardt
July 11, 2024
Page 3


General Risks (page 21)

13. The General Risks section is 27 pages long and divided into multiple subsections.

      a. Please consider revising the risk factors to consolidate overlapping or similarly themed risks.

        b. Please reorder the risks to prioritize the risks that are most likely to adversely
affect the Fund   s net asset value, yield and total return. [See ADI 2019-08 -
Improving Principal
Risks Disclosure.]

       c.      Please place risk factors that are not principal to the Fund   s
investment strategy in
a separate, appropriately-captioned section. To the extent the context of a risk factor is not
apparent from the Fund   s strategy (e.g., risks to which the Fund may be
exposed indirectly
through its investments in other funds), briefly indicate that context.

Investments Longer than Term (page 28)

14.     The disclosure refers to    expiration of the Fund term.    To the
extent the Fund expires
after a certain term, please revise the disclosure throughout appropriately.

Real Estate Investments (page 34)

15. This risk factor addresses risks of real estate investments generally. However, it is unclear how some of the sub-categories of real estate investments relate to infrastructure or the
Fund, such as residential properties. Please focus this risk factor to those aspects of real estate investment that will affect the Fund. To the extent such a link is not obvious, clarify why such real estate categories will affect the Fund.

Multiple Levels of Fees and Expenses (page 46)

16.     The disclosure references    performance-based fees charged by the
Fund.    Please
confirm whether this is accurate. To the extent the Fund charges performance-based fees, revise the disclosures accordingly, including a plain English explanation, a graphical representation of the fee, examples demonstrating the operation of the fee in the prospectus, a conflicts of interest disclosure if it makes investments or use techniques (such as leverage) that have the effect of increasing its compensation, and disclosure regarding the class upon which performance is measured.

The Adviser (page 49)

17.    Briefly clarify what    managed . . . on a non-discretionary basis
means.
 Andrew Schardt
July 11, 2024
Page 4


Investment Committee (page 49)

18.    The disclosure states that Mr. Giannini    served    as Hamilton Lane
s Chief Executive
Officer. Clarify whether he continues to serve as such or if he has relinquished that position.

19.     On page 52, under Mr. Brennan   s biography, the disclosure references
  evergreen and
traditional private market solutions.    Briefly explain what these are.

Distribution and Service Plan (page 56)

20.   The disclosure states that    the remainder is for distribution support
and related services.
Supplementally advise in more detail what such services are.

Fund Expenses (page 59)

21.     The disclosure indicates that the Fund will bear    incentive fees.
To the extent this is
referencing incentive fees at the portfolio fund level, clarify. To the extent this is referencing other types of incentive fees, supplementally advise what this is referring to.

Procedures for Repurchase of Shares (page 68)

22. Please revise the disclosure in this section to state that tender offer proceeds will be paid in cash no later than 5 business days after the last date that securities may be tendered pursuant to the offer. See Rule 13e-4(f)(5) under the Exchange Act and SEC Release No, 34-43069 (July
24, 2000). See also Release No. IC-19399 (April 7, 1993) (   In effect, [an
interval fund] would
have     up to seven days [five business days] after that in which to pay repurchase proceeds
just as open-end companies or closed-end companies making issuer tender offers now have
seven days in which to make payment.    (emphasis added)).

Mandatory Redemption by the Fund (page 70)

23. Please remove clause (v). The Fund may state that involuntary redemptions will be conducted consistent with rule 23c-2 under the Investment Company Act.

Subsidiaries (page 93)

24. Please confirm in correspondence that any investment advisory agreement between the
Subsidiaries and its investment adviser will be included as an exhibit to the registration statement.

25. Explain in correspondence whether the financial statements of the Subsidiaries will be consolidated with those of the Fund. If not, please explain why not.
 Andrew Schardt
July 11, 2024
Page 5


26. Confirm in correspondence that the Subsidiaries and their boards of directors will agree
to inspection by the staff of the Subsidiaries    books and records, which will
be maintained in
accordance with Section 31 of the Investment Company Act and the rules thereunder.

27. Confirm that the Subsidiaries and their boards of directors will agree to designate an agent for service of process in the United States.

Derivative Actions, Direct Actions and Exclusive Jurisdiction (page 95)

28. With regard to the conditions placed on derivative actions, please revise provisions (ii) and (v) in the organizational document to state that those provisions do not apply to claims arising under the federal securities law and revise the disclosure appropriately.

29. With regard to the limitations on direct actions, please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws and revise the disclosure appropriately.

30. With regard to the exclusive state forum provision, please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the corresponding risks of such a provision as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Part C: Other Information

Item 15. Financial Statements and Exhibits

31.    Please file the finalized exhibits once they are available.

Accounting Comments

Fees and Expenses (page 3)

32. Disclosure in the first paragraph indicates that offering costs associated with any periodic offers of shares will be expenses as incurred. This accounting treatment is not in accordance with FASB ASC 946-20-25-5 or 6. Please update the disclosure accordingly. This comment also applies to similar disclosure on page 60.
 Andrew Schardt
July 11, 2024
Page 6


Summary of Fund Expenses (page 9)

33. Please include a line item for Dividend Reinvestment and Cash Purchase Plan Fees in accordance with Item 3 of Form N-2.

34.    Please confirm that the Acquired Fund Fees and Expenses ("AFFE") line item includes
estimates of any AFFE generated by investments in other investment companies, including money market funds and exchange traded funds.

35. If the fund intends to incur leverage through borrowings, please include a line item for
"Interest Payments on Borrowed Funds" in accordance with Item 3 of Form N-2.

36. If the fund intends to issue preferred shares, please include an estimate of dividend expense on preferred shares in the fee table.

37. Please file the Expense Limitation Agreement referenced in footnotes (4) and (8) and the
Management Fee Waiver Agreement referenced in footnote 4 as exhibits to the Registration
Statement.

38. Footnote (6) appears to contain duplicate statements regarding the estimation of other expenses. Please consider removing one of the duplicate statements.

                                             *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
 Andrew Schardt
July 11, 2024
Page 7


       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or, with regard to accounting comments, Christina Fettig at 202-551-6963.



Sincerely,

                                                                    /s/ Raymond
A. Be

                                                                       Raymond
A. Be

Attorney-Adviser


cc:    Ryan P. Brizek, Esq., Simpson Thatcher & Bartlett LLP
       Jay Williamson, U.S. Securities & Exchange Commission